FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  February 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA TO ACQUIRE RIGHTS TO ACTAVIS' BRANDED RESPIRATORY PORTFOLIO IN THE US AND CANADA

Agreement strengthens AstraZeneca's aclidinium respiratory franchise and adds immediate revenues with long-term growth potential

AstraZeneca and Actavis Plc today announced that they have entered into a definitive agreement under which AstraZeneca will acquire the rights to Actavis' branded respiratory business in the US and Canada for an initial consideration of $600 million on completion and low single-digit royalties above a certain revenue threshold.

Upon completion of the transaction, AstraZeneca will own the development and commercial rights in the US and Canada to TudorzaTM PressairTM (aclidinium bromide inhalation powder), a twice-daily long-acting muscarinic antagonist (LAMA) for chronic obstructive pulmonary disease (COPD), and Daliresp® (roflumilast), the only once-daily oral PDE4 inhibitor currently on the market for COPD. AstraZeneca will also own development rights in the US and Canada for LAS40464, the combination of a fixed dose of aclidinium with formoterol long acting beta agonist (LAMA/LABA) in a dry powder inhaler, which is approved in the EU under the brand name Duaklir® Genuair®.

The strategic transaction strengthens AstraZeneca's respiratory franchise globally and builds on the acquisition of Almirall's respiratory portfolio in 2014 by extending the company's development and commercialisation rights into the US for both Tudorza Pressair and Duaklir Genuair. The acquisition of Tudorza Pressair and Daliresp will immediately add on-market revenues and complements AstraZeneca's respiratory portfolio by broadening the choice of treatments and formulations offered to patients and physicians. The two products had combined annual sales in the US of approximately $230 million in 2014.

AstraZeneca will also pay Actavis an additional $100 million and Actavis has agreed to a number of contractual consents and approvals, including certain amendments to the ongoing collaboration agreements between AstraZeneca and Actavis.

Paul Hudson, President, AstraZeneca US and Executive Vice President, North America, AstraZeneca, said: "Our agreement with Actavis builds on our acquisition of Almirall's respiratory portfolio and brings long-term value to one of our key growth platforms. With the addition of Tudorza and Daliresp, we will benefit from an immediate boost to revenue in our biggest market, further strengthening our growing respiratory franchise. This combined portfolio helps us to offer an even broader range of innovative treatments and formulations to physicians and pulmonary specialists for patients suffering with COPD."

Brent Saunders, CEO and President of Actavis, said: "This divestiture will permit Actavis to sharpen our strategic focus and sales and marketing activities on our larger, core therapeutic categories in CNS, Women's Health, Urology, GI, Anti-infectives and Cardiovascular, as well as in Dermatology/Aesthetics and Ophthalmology, which will be added to our global brand portfolio following the completion of the Allergan acquisition later this year. It will also enhance our options in the near term to invest in further expansion through business development or accelerate debt repayment. The decision to divest these brand respiratory products will have no impact on our commitment to investing in and developing our generic respiratory product line."

The transaction is subject to antitrust law clearance as well as other customary terms and conditions. It is anticipated that the transaction will complete in the first quarter of 2015.

NOTES TO EDITORS

About Tudorza Pressair
Tudorza Pressair (aclidinium bromide inhalation powder) 400 mcg is an anticholinergic indicated for the long-term maintenance treatment of bronchospasm associated with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema. When given by inhalation, aclidinium produces bronchodilation by inhibiting the muscarinic M3 receptor in the airway smooth muscle. Aclidinium is rapidly hydrolyzed in human plasma into two major inactive metabolites.

Tudorza is administered using a multiple-dose dry powder inhaler, Pressair, which delivers 60 doses of aclidinium bromide powder for inhalation. The Pressair inhaler has a colored control window and audible "click" which confirm successful inhalation of the dose and a dose indicator to let patients know how many doses remain in the inhaler.

About Daliresp
Daliresp (500mcg) is a selective PDE4 inhibitor that is indicated as a treatment to reduce the risk of exacerbations in patients with severe COPD associated with chronic bronchitis and a history of exacerbations. Daliresp is a once-daily oral tablet and is the first and only selective PDE4 inhibitor approved by the FDA.

While the specific mechanism by which Daliresp exerts its therapeutic action in COPD patients is not well defined, it is thought to be related to the effects of increased intracellular cyclic AMP in the lung cells. Daliresp is not a steroid, is not a bronchodilator and is not indicated for the relief of acute bronchospasm.

About COPD
COPD (chronic obstructive pulmonary disease) is a progressive disease associated mainly with tobacco smoking, air pollution or occupational exposure, which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness. It affects an estimated 300 million people worldwide and is predicted to be the third leading cause of death by 2020. Although COPD is widely regarded as a disease of the elderly, 50 per cent of patients are estimated to be between 50 and 65 years of age, meaning half of the COPD population is likely to be affected at a stage in their life when they are at the peak of their earning potential and are likely to have major family responsibilities.

About Actavis
Actavis Plc (NYSE:ACT), headquartered in Dublin, Ireland, is a unique specialty pharmaceutical company focused on developing, manufacturing and commercializing high quality affordable generic and innovative branded pharmaceutical products for patients around the world.

Actavis markets a broad portfolio of branded and generic pharmaceuticals and develops innovative medicines for patients suffering from diseases principally in the central nervous system, gastroenterology, women's health, urology, cardiovascular, respiratory and anti-infective therapeutic categories. The Company is an industry leader in product research and development, with one of the broadest brand development pipelines in the pharmaceutical industry, and a leading position in the submission of generic product applications. Actavis has commercial operations in more than 60 countries and operates more than 30 manufacturing and distribution facilities around the world.

For more information, visit Actavis' website at www.actavis.com.

Actavis Forward-Looking Statement
Statements contained in this press release that refer to future events or other non-historical facts are forward-looking statements that reflect Actavis' current perspective of existing trends and information as of the date of this release. Except as expressly required by law, Actavis disclaims any intent or obligation to update these forward-looking statements. Actual results may differ materially from Actavis' current expectations depending upon a number of factors affecting Actavis' business. These factors include, among others, the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Actavis' products; difficulties or delays in manufacturing; and other risks and uncertainties detailed in Actavis' periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. Except as expressly required by law, Actavis disclaims any intent or obligation to update these forward-looking statements.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                                    +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                                                 +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                                                 +44 20 7604 8034 (UK/Global)
Michele Meixell                                                   +1 302 885 2677 (US)
Jacob Lund                                                          +46 8 553 260 20 (Sweden)

Investor Enquiries
Thomas Kudsk Larsen                                     +44 20 7604 8199                     mob: +44 7818 524185
Karl Hård                                                            +44 20 7604 8123                 mob: +44 7789 654364
Eugenia Litz                                                       +44 20 7604 8233                     mob: +44 7884 735627
Craig Marks                                                       +44 20 7604 8591                    mob: +44 7881 615764
Christer Gruvris                                                 +44 20 7604 8126                    mob: +44 7827 836825

5 February 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 February 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary